SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 0-18311

NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
(Full title of plan)

Neurogen Corporation
35 Northeast Industrial Road
Branford, Connecticut 06405
(203) 488-8201

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Neurogen Corporation 401(k) Retirement Plan
Financial Statements

Index

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Supplemental Schedules*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

*Note – Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act have been omitted because they are not applicable.

Exhibit Index

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Neurogen Corporation 401k Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401k Retirement Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2005

Neurogen Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets:
Investments	$ 13,218,790	$ 10,290,667

Receivables:
Employer contributions	150,826	146,060
Employee contributions	27,298	-

Total assets	13,396,914	10,436,727

Liabilities:
Excess contributions payable to participants	1,890	-

Net assets available for benefits	$13,395,024	$ 10,436,727

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:

Contributions received or receivable from:

Employees	$ 1,277,069

Employer	750,655

Total contributions	2,027,724

Net appreciation in fair value of investments valued at quoted market prices	1,285,354

Dividends and interest income	99,109

Total additions	3,412,187

Deductions from net assets attributed to:

Benefits paid to participants or beneficiaries	(425,005)

Administrative expenses	(28,885)

Total deductions	(453,890)

Net increase	2,958,297

Net assets available for benefits:

Beginning of year	10,436,727

End of year	$ 13,395,024

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Notes to Financial Statements

1. Description of the Plan:

General

The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All full-time employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter following the date on which the employee first completed one hour of service. The following is a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employee contributions
Employees may elect to contribute up to the full amount of their eligible compensation as defined by the Plan or the maximum allowed by the Internal Revenue Service ("IRS"), which for 2004 was $13,000, whichever is less. Employees who turn 50 during 2004 may elect to make an additional $3,000 contribution for the year ended December 31, 2004. Contribution rates may be changed on the first day of a calendar quarter. At the discretion of the Company, employees may be permitted to deposit into the Plan distributions or rollovers received from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 23 mutual funds, 1 collective trust fund and the Neurogen Corporation Common Stock Fund as investment options for participants. The investment options may be changed daily by participants.

Employer contributions
Employer contributions under the plan are discretionary. For the year ended December 31, 2004, the Company matched the employee's contribution in an amount equal to 100% of the employee's contribution up to 6% of each employee's eligible compensation, as defined. Effective January 1, 2003, the discretionary employer match is invested entirely in the Neurogen Corporation Restricted Stock Fund and cannot be transferred to another investment option.

The Neurogen Restricted Stock Fund is comprised of Neurogen common stock and cash, from which the unit value in the Neurogen Restricted Stock Fund is determined. Due to a timing lag between purchase of the stock and transfer to the Neurogen Corporation Restricted Stock Fund, from time to time, the employer matching contribution may be in Neurogen Corporation common stock, as opposed to the Neurogen Corporation Restricted Stock Fund.

The employer matching contribution was made on a quarterly basis during 2004.

Participant Accounts
Each participant's account is credited with the employee's contribution, employer matching contribution made on the participant's behalf and an allocation of Plan earnings and is charged with an allocation of trustee fees as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest in employer matching contributions and related earnings at a rate of 25% for each year of credited service, as defined in the Plan document, and are 100% vested after four years of credited service. Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants or beneficiaries are immediately vested in employer matching contributions and related earnings in the event of death, disability or retirement.

Loans and Withdrawals
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms vary with the maximum being ten years. Loans are collateralized by the balance in the participant's account and bear interest at a rate of 1% over the prime rate.

Participants may withdraw all or any portion of their vested account resulting from their contributions and earnings thereon, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The Plan administrator, in accordance with nondiscriminatory standards applied uniformly to all participants, makes the determination of financial hardship.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in their account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet age 65, the participant may retain his or her account balance in the Plan if the account balance is greater than $5,000 or elect a lump-sum distribution. If the participant or beneficiary chooses a lump-sum distribution, the distribution will occur as soon as practicable after the participant or beneficiary has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts
Forfeitures are utilized to reduce the employer contribution and/or pay Plan expenses which would otherwise be paid by the employer. During 2004, employer contributions were reduced by $51,455 of forfeited nonvested amounts. At December 31, 2004 and 2003, unallocated forfeited nonvested accounts totaled $11,088 and $20,618, respectively. Forfeited nonvested accounts at December 31, 2004 were invested in the American Performance Cash Management Fund. These unallocated accounts will be used to reduce future employer matching contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and, where applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds, a collective trust fund, and the Neurogen Corporation Common Stock Fund and, for employer contributions, the Neurogen Corporation Restricted Stock Fund. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. If available, quoted market prices are used to value securities. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The collective trust fund is stated at fair value as determined by the reported unit value. The Neurogen Corporation Common Stock Fund and the Neurogen Corporation Restricted Stock Fund are valued at the quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis, interest and dividend income is recorded on the accrual basis.

Plan Expenses
Trustee fees ($28,885 for the year ended December 31, 2004) are charged and allocated against participant accounts, as defined, and participants directly pay loan administrative expenses of $75 per loan. In addition, the Company incurred recordkeeping expenses of approximately $6,800 for the Plan year 2004, which were not charged to the Plan.

Payment of Benefits
Benefits are recorded when paid to participants or their beneficiary.

3. Investments

The following presents investments that represent 5 % or more of the Plan's net assets:

December 31,
	2004	2003

Neurogen Corporation Restricted Stock Fund, 562,605 and 419,171 shares, respectively (nonparticipant directed)	$ 3,224,964	$ 2,154,959

Fidelity Contrafund, 28,327 and 26,484 shares, respectively	$ 1,607,296	$ 1,306,972

Vanguard Primecap Fund, 16,283 and 15,497 shares, respectively	$ 1,014,407	$ 821,982

Vanguard 500 Index Fund, 8,004 and 6,441 shares, respectively	$ 900,324	$ 661,259

Fidelity Select Technology Fund, 13,621 and 12,961 shares, respectively	$ 819,828	$ 778,810

Vanguard Healthcare Fund, 4,989 and 4,276 shares, respectively	N/A*	$ 515,600

Bernstein Diversified Value Collective Trust, 15,332 and 14,801 shares, respectively	N/A*	$ 498,187

* These investments represented less than 5% of the Plan's net assets at the date indicated.

During 2004, the Plan's investments (including realized gains and losses and the unrealized appreciation (depreciation) on those investments) appreciated in value by $1,285,354, as follows:

Neurogen Corporation Common Stock Fund and Restricted Stock Fund	$ 378,670
Mutual funds	844,098
Collective trust fund	62,586

$ 1,285,354

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31,
	2004	2003

Net Assets: Neurogen Corporation Restricted Stock Fund	$ 3,224,964	$ 2,154,959
Neurogen Corporation Common Stock	524	-

	$ 3,225,488	$,2,154,959

Year Ended December 31, 2004

Employer contributions including amounts forfeited from participant directed funds of $24,816	$ 797,847
Net appreciation	366,550
Benefits paid to participants or beneficiaries	(60,648)
Amounts forfeited and used to offset employer contribution	(26,639)
Administrative expenses	(6,581)

Change in Net Assets	$ 1,070,529

5. Related-Party Transactions

Certain Plan investments are shares of investment funds managed by The Bank of Texas, N.A. (a subsidiary of The Bank of Oklahoma, the recordkeeper of the Plan) which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to The Bank of Texas, N.A. from Plan assets during 2004 totaled $28,885.

Additionally, the Plan acquires shares of the sponsor company, Neurogen Corporation, both on a participant and nonparticipant directed basis.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Company has adopted the prototype plan of The Bank of Oklahoma. The Bank of Oklahoma prototype plan has been amended and restated to incorporate the applicable provisions of recent tax law changes. The IRS has determined and informed The Bank of Oklahoma by letter dated August 30, 2001 that the prototype plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since August 30, 2001. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Excess Contributions Payable to Participants

During the year ended December 31, 2004, the Plan had to refund $1,890 of contributions to participants in order to pass nondiscrimination testing. This refund was made in the first quarter of 2005.

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Neurogen Corporation Restricted Stock Fund	Restricted stock fund, 562,605 shares	$2,929,651	$3,224,964
*	Neurogen Corporation common stock	Common stock, par value $0.025, 56 shares	524	524
*	Neurogen Corporation Common Stock Fund	Unrestricted stock fund, 19,224 shares	**	117,025
*	Plan Participants	Participant loans with interest rates between 5.0% and 9.5%, maturity dates ranging from January 2006 to July 2012, collaterized by participant account balances	-	126,762
	Fidelity Contrafund	Fidelity Group mutual fund, 28,327 shares	**	1,607,296
	Vanguard Primecap Fund	Vanguard Group mutual fund, 16,283 shares	**	1,014,407
	Vanguard 500 Index Fund	Vanguard Group mutual fund, 8,004 shares	**	900,324
	Fidelity Select Technology Fund	Fidelity Group mutual fund, 13,621 shares	**	819,828
	Vanguard Health Care Fund	Vanguard Group mutual fund, 4,989 shares	**	632,524
	Sanford Bernstein Diversified Value Collective Trust	Alliance Capital collective trust fund, 15,332 shares	**	578,619
	Royce Total Return Fund	Royce Group mutual fund, 39,098 shares	**	479,346
	Harbor Bond Fund	Harbor Group mutual fund, 30,759 shares	**	363,876
	Janus Worldwide Fund	Janus Group mutual fund, 8,458 shares	**	350,264
	Janus Balanced Fund	Janus Group mutual fund, 14,138 shares	**	300,436
	T. Rowe Mid-Cap Growth Fund	T. Rowe Price Group mutual fund, 5,989 shares	**	298,715
	Vanguard Wellington Fund	Vanguard Wellington Group mutual fund, 9,533 shares	**	287,802
	Janus Mercury Fund	Janus Group mutual fund, 12,527 shares	**	270,203
	Harbor International Fund	Harbor Group mutual fund, 5,945 shares	**	253,850
	Vanguard Energy Fund	Vanguard Group mutual fund, 6,317 shares	**	252,696
	Franklin Small-Mid Cap Growth Fund	Franklin Group mutual fund, 6,319 shares	**	215,864
	Alliance Bernstein Exchange Reserves	Alliance Capital Group mutual fund, 204,095 shares	**	204,322
	Janus Olympus Fund	Janus Group mutual fund, 7,058 shares	**	202,070
	Vanguard High Yield Corporate Fund	Vanguard Group mutual fund, 29,750 shares	**	192,739
	Vanguard Long Term Bond Index Fund	Vanguard Group mutual fund, 14,163 shares	**	168,149
	T. Rowe Price Equity Income Fund	T. Rowe Price Group mutual fund, 5,493 shares	**	146,057
	Alliance Balanced Shares Fund	Alliance Capital Group mutual fund, 7,870 shares	**	135,204
	Alliance Tax Managed Wealth Preservation Fund	Alliance Capital Group mutual fund, 3,492 shares	**	38,484
	Sanford Bernstein Intermediate Duration Bond Fund	Sanford C. Bernstein & Co. Inc. mutual fund 1,885 shares	**	25,352
*	American Performance Cash Management Fund	BOk Investment Advisers, Inc., a subsidiary of Bank of Oklahoma, money market fund	**	11,088

				$ 13,218,790

* Identified as a party in interest to the Plan
** Cost information has been omitted for participant-directed investments

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2004

Series of transactions exceeding 5% of current value of Plan assets as of January 1, 2004 :

(a) Identity of party involved	(b)Description of asset (include interest rate and maturity in case of a loan)	(c)Purchase price	(d) Selling price	(e) Lease rental	(f) Expense with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Neurogen Corporation*	Neurogen Corporation Restricted Stock Fund	$ 797,847	N/A	$ -	$ -	$ 797,847	$ 797,847	$ -
Neurogen Corporation*	Neurogen Corporation Restricted Stock Fund	N/A	$ 93,868	$ -	$ -	$ 97,264	$ 93,868	$ (3,396)

*Identified as a party in interest to the Plan

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Neurogen Corporation 401(k) Retirement Plan

Date: June 29, 2005	By: /s/ LAI FOON LEE

Lai Foon Lee Vice President of Finance

  Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm